Media Release

22 February 2007

Telecom to credit Go Large customers

Telecom advised today that it will credit customers on its Go Large broadband service following an internal technical review that identified an issue with how internet traffic is being managed on the plan.

The Go Large plan was introduced in October and was one of the first large-scale broadband services to feature no monthly cap on the amount of data customers can download or use when web surfing.

GM Consumer Marketing Kevin Bowler said Telecom will credit all Go Large customers for monthly plan charges incurred since 8 December 2006, when the issue arose, through to the end of February 2007.

Currently with around 60,000 customers on the Go Large service, the refunds are expected to total $7.5 — $8.5m (incl GST).

Credits will vary depending on how long a customer has been on Go Large. For a customer who has been using the plan since 8 December and is still on the plan the credit is expected to be between $130 — $160.

“Following customer feedback, our own review has shown that the process involved in managing Go Large internet traffic since early December is not what was originally intended or communicated to customers.”

The issue is specific to the Go Large plan which accounts for less than 10% of the total number of customers using broadband services.

Go Large was promoted as having traffic management applied to certain applications, but since December the traffic management process has affected all forms of activity.

“Clearly it is not an ideal situation and therefore we are crediting Go Large customers for plan charges incurred during this period,” Mr Bowler said.

Go Large customers will be contacted directly by Telecom in the next two weeks and automatically receive the credit. Customers do not need to apply or do anything to receive it. The credit will automatically be applied to the customer’s Telecom bill during March or April.

Mr Bowler said Telecom has also decided to temporarily stop signing up new customers onto the Go Large plan until it has completed further reviews into the service.

When they are contacted by Telecom, all existing Go Large customers will have the option to stay on the plan with a revised traffic management policy, to change to other broadband plans provided by Telecom if they wish or cancel their service.

“In this instance with the Go Large plan our internal technical review showed we had made an error and we believe that we are doing the right thing by crediting customers.”

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For media enquiries please contact:
Nick Brown
Head of Marketing PR
P 09 363 4776
M 0272 549 867
nick.brown@telecom.co.nz